

November 22, 2013

<u>Via U.S. mail</u>
Conrad R. Huss
Chief Executive Officer
Brazil Gold Corp.
850 3rd Avenue
Suite 16C
New York, NY 10022

> **Re:    Brazil Gold Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 31, 2013**
> **File No. 001-33714**

Dear Mr. Huss:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Celeste M. Murphy for

              Larry Spirgel
              Assistant Director